EXHIBIT 21.1
LIST OF SUBSIDIARIES

Subsidiary	State of Formation
Asure Benefits Management LLC	Delaware
Asure Customer & IP HoldCo LLC	Delaware
Asure Operations LLC	Delaware
Asure Payroll Tax Management LLC	Delaware
Asure Treasury Management LLC	Delaware